UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated January 16, 2019 titled “GeoPark Announces Fourth Quarter 2018 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2018 OPERATIONAL UPDATE

RECORD ANNUAL OIL AND GAS PRODUCTION UP 31%

EXTENDING CONSISTENT 15-YEAR GROWTH TRACK RECORD
MORE THAN 85% DRILL BIT SUCCESS
ACQUISITION OF KEY COLOMBIAN LLANOS 34 INTERESTS

Bogota, Colombia – January 16, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its operational update for the three-month period ended December 31, 2018 (“4Q2018”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Fourth Quarter 2018 Highlights

Oil and Gas Production: Hits and Exceeds Targets

•	Annual 2018 average production up 31% to 36,027 boepd, hitting 35,500-36,500 boepd guidance

•	Record 2018 exit production of 39,600 boepd, exceeded guidance of 38,000-39,000 boepd

•	Consolidated oil and gas production up 26% to 38,741 boepd (up 4% compared to 3Q2018)

•	Oil production increased by 30% to 32,859 bopd (up 5% compared to 3Q2018)

•	Gross operated production in Llanos 34 block (GeoPark operated, 45% WI) surpassed 70,000 bopd

•	Gas production increased by 11% to 35.3 mmcfpd

Operations: Capital Efficiency and Execution

•	GeoPark’s 2018 work program included a total of 33 gross wells drilled (30 operated with a success rate of over 85%), including development, appraisal and exploration wells, as part of its $140-150 million capital expenditure plan

•	In Colombia: eight new wells were tested and put on production in the Llanos 34 block, adding 7,000 bopd gross from new wells. Llanos 34 flowline on schedule and on budget

•	In Brazil: Praia dos Castelhanos 1 exploration well was drilled in the REC- T-128 block (GeoPark operated, 70% WI) and will be completed and tested in 1Q2019

Portfolio Growth: Acquisition of LGI’s Interests in Colombia and Chile

•	Acquired LGI’s 20% equity interest in GeoPark’s Chilean and Colombian subsidiaries, which expanded the Company’s participation in the valuable Llanos 34 block, and contributed with significant corporate synergies and bottom-line benefits

•	Divested high-cost, non-core La Cuerva and Yamu Colombian assets for up to $20 million

Catalysts: 1Q2019

•	Testing five drilled wells and drilling five new wells, including development, appraisal and exploration wells across the pan-regional portfolio in Colombia, Argentina, Brazil and Chile

•	Flowline in the Llanos 34 block expected to be operational in 1Q2019

•	New independent reserves certification by DeGolyer and MacNaughton (D&M) underway and expected to be released in early February 2019

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2018, as compared to 4Q2017:

	4Q2018			4Q2017
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	30,641	30,497	863	24,378	+26%
Brazil	2,894	41	17,117	3,328	-13%
Chile	2,823	725	12,585	2,932	-4%
Argentina	2,383	1,596	4,723	16	-
Total	38,741	32,859	35,288	30,654	+26%
a)	Includes royalties paid in kind in Colombia for approximately 1,181 bopd in 4Q2018. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	4Q2017	1Q2018	2Q2018	3Q2018	4Q2018
Colombia	24,378	26,405	27,940	29,139	30,641
Brazil	3,328	2,775	2,904	3,124	2,894
Chile	2,932	2,873	2,559	2,632	2,823
Argentina	16	142	2,467	2,319	2,383
Total	30,654	32,195	35,870	37,214	38,741
Oil	25,341	27,345	30,249	31,266	32,859
Gas	5,313	4,850	5,621	5,948	5,882

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 26% to 38,741 boepd in 4Q2018 from 30,654 boepd in 4Q2017, due to increased production in Colombia and new production from the recent Argentina acquisitions.

Oil represented 85% of total reported production compared to 83% in 4Q2017.

Colombia:

Average net production in Colombia grew 26% to 30,641 boepd in 4Q2018 compared to 24,378 boepd in 4Q2017, reflecting continued successful appraisal and development drilling in Tigana and Jacana oil fields in the Llanos 34 block, which represented 96% of Colombian production in 4Q2018.

By end-December 2018, the Llanos 34 block surpassed the 70,000 gross bopd milestone, extending seven years of production growth and operating momentum, and setting a solid base for continued growth during 2019.

Llanos 34 block 4Q2018 operational results:

Exploration drilling:

•	Tigui Sur 1 well, located south of the Tigui 1 exploration well, next to the southern border of the Llanos 34 block, was successfully tested during 4Q2018. Tigui oil field (including Tigui 1 and Tigui Sur 1 wells) is currently producing 1,900 bopd with a 6% water cut.

•	The Company is currently drilling Tigui 2 appraisal well, located 870 meters east of Tigui 1 well, to continue delineating the size and distribution of the reservoir.

Development and appraisal drilling:

•	Seven new wells were tested and put on production, including Tigana 5, Tigana Norte 10, Tigana Norte 11, Tigana Norte 12, Tua 11, Jacana 14 and Jacana 19, which are currently producing approximately 6,800 bopd gross.

Infrastructure update:

•	The flowline to connect the Llanos 34 block to the Oleoducto de los Llanos (ODL), one of Colombia’s principal pipelines (with a capacity of 314,000 bopd) is on budget and on schedule and is expected to be operational in 1Q2019. The project will support future production growth (with a capacity of up to 100,000 bopd) and reduce transportation and operating costs.

Sale of La Cuerva and Yamu non-core assets:

•	In November 2018, GeoPark signed an agreement with Perenco Oil and Gas to divest the La Cuerva and Yamu blocks for $18 million plus a contingent payment of $2 million based on future oil prices. GeoPark will continue operating the La Cuerva and Yamu blocks until the closing of this transaction, expected in 1Q2019.

For a summary of upcoming drilling and testing activities, please refer to the 1Q2019 drilling schedule below.

Peru:

During 4Q2018, GeoPark successfully concluded the last round of workshops with local communities. The Company is currently waiting for additional comments from Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles, which is the last step of the Environmental Impact Assessment approval process.

The Morona block (GeoPark operated, 75% WI) contains the Situche Central oil field, which has been delineated by two wells that tested combined production rates of 7,500 bopd of light oil with identified upside potential of more than 200 mmbo. As of December 2017, D&M certified gross proven and probable (2P) reserves of 42.1 mmbo and 3P reserves of 83.0 mmbo for the Situche Central oil field.

Argentina:

Average net production in Argentina totaled 2,383 boepd in 4Q2018 (67% oil, 33% gas) corresponding to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) in the Neuquen basin. Net production levels in 4Q2018 increased by 3% compared to 3Q2018, due to an ongoing secondary recovery optimization project that included a low-cost well intervention campaign initiated in August 2018.

Testing activities in the El Porvenir block (GeoPark operated, 100% WI):

•	Site preparation and installation activities completed during 4Q2018 to test a tight gas play in the Challaco Bajo 1001 well. Testing expected to begin in January 2019.

Exploration drilling in the CN-V block (GeoPark, 50% WI):

•	Initial testing activities in the Rio Grande Este 1 exploration well were unsuccessful. The joint venture is currently evaluating subsequent steps.

For a summary of upcoming drilling and testing activities, please refer to the 1Q2019 drilling schedule below.

Brazil:

Average net production in the Manati field (GeoPark non-operated, 10% WI) decreased by 13% to 2,894 boepd in 4Q2018, compared to 3,328 boepd in 4Q2017, due to lower gas demand for power generation as a result of increased hydroelectric power availability.

Exploration drilling in the REC-T-128 block:

•	Praia dos Castelhanos 1 exploration well was drilled to a total depth of 8,431 feet. Testing activities expected during 1Q2019.

Chile:

Average net oil and gas production in Chile decreased by 4% to 2,823 boepd in 4Q2018 compared to 2,932 boepd in 4Q2017, but increased 7% compared to 3Q2018 due to the recent discovery of the Jauke gas field. The production mix during 4Q2018 was (74% gas, 26% light oil vs. 66% gas, 34% light oil in 4Q2017). The Fell block (GeoPark operated, 100% WI) represented 100% of Chilean production in 4Q2018.

During 4Q2018, surface facilities optimization resulted in an increase of overall gas production levels. The Fell block is currently producing 3,000-3,100 boepd (80% gas, 20% light oil).

For a summary of upcoming drilling and testing activities, please refer to the 1Q2019 drilling schedule below.

1Q2019 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 1Q2019:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Sur Oeste 10	Colombia	Llanos 34	45%	Development
2	Aruco 2 [b]	Colombia	Llanos 34	45%	Development
3	Tigui 2 [b]	Colombia	Llanos 34	45%	Appraisal
4	Tua 13	Colombia	Llanos 34	45%	Development
5	Jacana 23 [b]	Colombia	Llanos 34	45%	Development
6	Jacana 31	Colombia	Llanos 34	45%	Development
7	Challaco Bajo -1001 [c]	Argentina	El Porvenir	100%	Exploration
8	Challaco Bajo -2002	Argentina	El Porvenir	100%	Development
9	Praia dos Castelhanos 1 [b]	Brazil	REC-T-128	70%	Exploration
10	Jauke 2	Chile	Fell	100%	Development

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated or completed with testing activities expected in 1Q2019

c)	Drilled in prior years by the previous operator of the block before GeoPark acquired the assets. Testing activities expected in 1Q2019

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

LTM	Last Twelve Months

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 16, 2019